As filed with the Securities and Exchange Commission on November 16, 1998.
                                                           File No.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2


A.   Exact name of trust: Separate Account VL II

B.   Name of depositor: Hartford Life and Annuity Insurance Company

C.   Complete address of depositor's principal executive offices:

     P.O. Box 2999
     Hartford, CT 06104-2999

D.   Name and complete address of agent for service:

     Thomas S. Clark, Esq.
     Hartford Life and Annuity Insurance Company
     P.O. Box 2999
     Hartford, CT 06104-2999

E. Title and amount of securities being registered: Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant will register an indefinite amount of securities.

F. Proposed maximum aggregate offering price to the public of the securities being registered: Not yet determined.

G.   Amount of filing fee: Not applicable.

H. Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        RECONCILIATION AND TIE BETWEEN
                            FORM N-6 AND PROSPECTUS


         ITEM NO. OF FORM N-6                    CAPTION IN PROSPECTUS
         --------------------                    ---------------------
                  1.                             Cover Page and Last Page
                  2.                             Summary of Benefits and Risks
                  3.                             Fee Table
                  4.                             About Us
                  5.                             Charges and Deductions
                  6.                             Your Policy
                  7.                             Premiums
                  8.                             Death Benefits and Policy Value
                  9.                             Making Withdrawals From Your Policy
                 10.                             Loans
                 11.                             Lapse and Reinstatement
                 12.                             Taxes
                 13.                             Legal Proceedings
                 14.                             Financial Statements
                 15.                             Cover Page and Table of Contents
                 16.                             General Information and History
                 17.                             Services
                 18.                             Not Applicable
                 19.                             Not Applicable
                 20.                             Distribution of the Policies
                 21.                             Additional Information About Charges
                 22.                             Not Applicable
                 23.                             Not Applicable
                 24.                             Financial Statements
                 25.                             Performance Data
                 26.                             Not Applicable
                 27.                             Exhibits
                 28.                             Directors and Officers
                 29.                             Persons Controlled by or Under Common
                                                 Control with the Depositor or the
                                                 Registrant
                 30.                             Indemnification
                 31.                             Principal Underwriters
                 32.                             Location of Accounts and Records
                 33.                             Management Services
                 34.                             Fee Representation


                      STAG VARIABLE LIFE LAST SURVIVOR II
                            SEPARATE ACCOUNT VL II
                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                                 P.O. BOX 2999
                       HARTFORD, CONNECTICUT 06104-2999
[LOGO]                     TELEPHONE: (800) 231-5453

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Prospectus describes information you should know before you purchase the Stag Variable Life Last Survivor II variable life insurance policy. Please read it carefully.

Stag Variable Life Last Survivor II is a contract between you and Hartford Life and Annuity Insurance Company. You agree to make sufficient premium payments to us, and we agree to pay a death benefit to your beneficiary. The policy is a last survivor flexible premium variable life insurance policy. It is:

X Last survivor, because we pay a death benefit after the death of the last surviving insured.

X Flexible premium, because you may add payments to your policy after the first payment.

X Variable, because the value of your life insurance policy will fluctuate with the performance of the underlying investment options you select and the Fixed Account.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The policy may not be available for sale in all states.

This Prospectus can also be obtained from the Securities and Exchange Commission's website (HTTP://WWW.SEC.GOV).

This life insurance policy IS NOT:

- a bank deposit or obligation

- federally insured

- endorsed by any bank or governmental agency
--------------------------------------------------------------------------------

Prospectus Dated: [            ], 1999

2                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
 SUMMARY OF BENEFITS AND RISKS.........................................    3
 FEE TABLE.............................................................    4
 ABOUT US..............................................................    6
   Hartford Life and Annuity Insurance Company.........................    6
   The Separate Account VL II..........................................    6
   The Funds...........................................................    6
 CHARGES AND DEDUCTIONS................................................    8
 YOUR POLICY...........................................................   10
 PREMIUMS..............................................................   11
 DEATH BENEFITS AND POLICY VALUES......................................   13
 MAKING WITHDRAWALS FROM YOUR POLICY...................................   15
 LOANS.................................................................   15
 LAPSE AND REINSTATEMENT...............................................   16
 TAXES.................................................................   17
 LEGAL PROCEEDINGS.....................................................   21
 OTHER MATTERS.........................................................   21
 FINANCIAL STATEMENTS..................................................   21
 GLOSSARY OF SPECIAL TERMS.............................................   22
 WHERE YOU CAN FIND MORE INFORMATION...................................   23

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    3
--------------------------------------------------------------------------------

                              SUMMARY OF BENEFITS
                                   AND RISKS

                            BENEFITS OF YOUR POLICY

    FLEXIBILITY -- The policy is designed to be flexible to meet your specific life insurance needs. You have the flexibility to choose death benefit options, investment options, and premiums you pay.

    DEATH BENEFIT -- While the policy is in force and when the last surviving insured dies, we pay a death benefit to your beneficiary. You select one of three death benefit options:

X  LEVEL OPTION: The death benefit equals the current Face Amount.

X RETURN OF ACCOUNT VALUE OPTION: The death benefit is the current Face Amount plus the Account Value of your policy.

X RETURN OF PREMIUM OPTION: The death benefit is the current Face Amount plus the total of your premium payments, however, it will be no more than the current Face Amount plus $2.5 million.

    The death benefit is reduced by any money you owe us, such as outstanding loans, loan interest, or unpaid charges. You may change your death benefit option under certain circumstances. You may increase or decrease the Face Amount on your policy under certain circumstances.

    DEATH BENEFIT GUARANTEE -- Generally, your death benefit coverage will last as long as there is enough value in your policy to pay for the monthly charges we deduct. Since this is a variable life policy, values of your policy will fluctuate based on the performance of the underlying investment options you have chosen. Without the Death Benefit Guarantee your policy will lapse if the value of your policy is insufficient to pay your monthly charges. However, when the Death Benefit Guarantee feature is in effect, the policy will not lapse, regardless of the investment performance of the underlying funds.

    When you apply for the policy you choose what percentage of the total face amount that is covered by the Death Benefit Guarantee. The Death Benefit Guarantee period is the maximum number of policy years that the Death Benefit Guarantee is available on the policy. The Death Benefit Guarantee period is individualized based on the issue ages, sexes and risk classes of the insureds and is provided in the policy. In order to maintain the Death Benefit Guarantee feature, the cumulative premiums paid into the policy, less withdrawals and indebtedness, must exceed the Cumulative Death Benefit Guarantee Premium.

    INVESTMENT OPTIONS -- You may invest in up to 9 different investment choices within your policy, from a choice of 36 investment options and a Fixed Account. You may transfer money among your investment choices, subject to restrictions.

    PREMIUM PAYMENTS -- You have the flexibility to choose how you pay premiums. You choose a planned premium when you purchase the policy. You may change your planned premium, or pay additional premium any time, subject to certain limitations.

    RIGHT TO EXAMINE YOUR POLICY -- For 10 days after you receive your policy, you may cancel it without paying a sales charge. A longer period is provided in some states.

    WITHDRAWALS -- You may take money out of your policy once a month, subject to certain minimums. (See Risks of Your Policy, below).

    LOANS -- You may take a loan on the policy. The policy secures the loan.

    SETTLEMENT OPTIONS -- You or your beneficiary may choose to receive the proceeds of the policy over a period of time by using one of several settlement options.

    OPTIONAL COVERAGE -- You may add other coverages to your policy. See "Your Policy -- Other Benefits."

                        WHAT DOES YOUR PREMIUM PAY FOR?

    Your premium pays for three things. It pays for insurance coverage, it acts as an investment in the Sub-Accounts, and it pays for sales loads and other charges.

                              RISKS OF YOUR POLICY

    INVESTMENT PERFORMANCE -- The value of your policy will fluctuate with the performance of its underlying investments. Your investment options may decline in value, or they may not perform to your expectations. Your policy values in the Sub-Accounts are not guaranteed.

    UNSUITABLE FOR SHORT-TERM SAVINGS -- The policy is designed for long term financial planning. You should not purchase the policy if you will need the premium payment in a short time period.

    RISK OF LAPSE -- Your policy could terminate if the value of the policy becomes too low to support the policy's monthly charges. If this occurs, we will notify you in writing. You will then have a 61-day grace period to pay additional amounts to prevent the policy from terminating.

    WITHDRAWAL LIMITATIONS -- You are limited to one withdrawal per month. Withdrawals will reduce your policy's death benefit, and may be subject to a surrender charge.

    TRANSFER LIMITATIONS -- We reserve the right to limit the size of transfers and remaining balances, and to limit the

4                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

number and frequency of transfers among your investment options and the Fixed Account.

    LOANS -- Taking a loan from your policy may increase the risk that your policy will lapse, will have a permanent effect on the policy's Account Value, and will reduce the death proceeds.

    ADVERSE TAX CONSEQUENCES -- You may be subject to income tax if you receive any loans, withdrawals or other amounts from the policy, and you may be subject to a 10% penalty tax. See "Taxes."

                                   FEE TABLE

    The following tables describes the MAXIMUM fees and expenses that you will pay when buying, owning, and surrendering the policy. The first table describes the maximum fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment options.

                                TRANSACTION FEES

                                                                                                   POLICIES FROM WHICH CHARGE IS
         CHARGE               WHEN CHARGE IS DEDUCTED                 AMOUNT DEDUCTED                         DEDUCTED
 ----------------------  ----------------------------------  ----------------------------------  ----------------------------------
 Sales Charge            When you pay premium.               6% of premium                       All
 Premium Tax Charge      When you pay premium.               A percent of premium which varies   All
                                                             by your state and municipality of
                                                             residence. The range of premium
                                                             tax charge is generally between 0%
                                                             and 4%.
                                                             This rate will change if your
                                                             state or municipality changes its
                                                             premium tax charges. It may change
                                                             if you change your state or
                                                             municipality of residence.
 Surrender Charges       When you surrender your policy.     Surrender charge varies by policy
                         When you make certain Face Amount   year and equals a percentage times
                         decreases.                          the sum of two components: the
                         When you take certain withdrawals.  sales surrender charge and the underwriting surrender charge. The
                                                             sales surrender charge equals the
                                                             Death Benefit Guarantee Premium.
                                                             The underwriting surrender charge
                                                             equals $1 per $1,000 of initial
                                                             face amount, but is at least $500
                                                             and no more than $3,000.
                                                             The percentage by policy years is   Policies surrendered during the
                                                             as follows:                         first nine policy years.
                                                             Policy                              Policies where the Face Amount is
                                                             Year             Percentage         reduced below the initial Face
                                                             1                      70%          Amount during the first nine
                                                             2                      70%          policy years.
                                                             3                      70%
                                                             4                      60%
                                                             5                      50%
                                                             6                      40%
                                                             7                      30%
                                                             8                      20%
                                                             9                      10%
                                                             10 and after             0%

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    5
--------------------------------------------------------------------------------

                                                                                                   POLICIES FROM WHICH CHARGE IS
         CHARGE               WHEN CHARGE IS DEDUCTED                 AMOUNT DEDUCTED                         DEDUCTED
 ----------------------  ----------------------------------  ----------------------------------  ----------------------------------
 Face Amount Increase    Each month for 12 months beginning  1/12 of $1 per month per thousand   Policies where the owner has made
 Fee                     on the effective date of any        of Face Amount increase.            an unscheduled increase.
                         unscheduled increase in Face        Monthly fees charged will not be
                         Amount you request.                 less than 1/12 of $500 and will
                                                             not exceed 1/12 of $3,000.
 Transfer Fees           When you make a transfer after the  $25 per transfer.                   Those policies with more than one
                         first transfer in any month.                                            transfer per month.
 Withdrawal Fee          When you take a withdrawal.         $10 per withdrawal.                 Those policies where the owner has
                                                                                                 made a withdrawal.

    The next table describes the MAXIMUM fees and expenses that you will pay periodically during the time that you own the policy, not including Fund fees and expenses.

               ANNUAL CHARGES OTHER THAN FUND OPERATING EXPENSES

                                                                                                   POLICIES FROM WHICH CHARGE IS
         CHARGE               WHEN CHARGE IS DEDUCTED                 AMOUNT DEDUCTED                         DEDUCTED
 ----------------------  ----------------------------------  ----------------------------------  ----------------------------------
 Cost of Insurance       Monthly.                            The charge is the maximum cost of   All
 Charges                                                     insurance rate times the net
                                                             amount at risk. Maximum cost of
                                                             insurance rates are
                                                             individualized, depending on issue
                                                             ages, sexes, insurance classes,
                                                             substandard ratings, and duration.

 Mortality and Expense   Monthly.                            Per the Sub-Account accumulated     All
 Risk Charge                                                 value:
                                                             - 1/12 of 0.75% per month for
                                                               policy years 1-10.
                                                             - 1/12 of 0.60% per month after
                                                               the 10th policy year.
                                                             Per $1,000 of initial Face Amount
                                                             during the first 10 policy years:
                                                             - individualized based on issue
                                                               ages and Death Benefit Guarantee
                                                               Amount.

 Administrative Charge   Monthly.                            Years 1-5:                          All
                                                             $30
                                                             Years 6+:
                                                             $10

 Rider Charges           Monthly.                            Individualized based on optional    Only those policies with benefits
                                                             rider selected.                     provided by rider.

6                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the policy. The table shows the minimum and maximum fees and expenses charged by any of the Funds. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

                         ANNUAL FUND OPERATING EXPENSES

                                                                                                   POLICIES FROM WHICH CHARGE IS
         CHARGE               WHEN CHARGE IS DEDUCTED                 AMOUNT DEDUCTED                         DEDUCTED
 ----------------------  ----------------------------------  ----------------------------------  ----------------------------------
 Management Fees         Daily net asset values of a Fund    0.40% - 1.20%                       All Policies for those funds
                         reflect Management Fees already                                         currently selected by you.
                         deducted from assets of the Fund.

 Other Expenses          Daily net asset values of a Fund    0.011% - 0.680%                     All Policies, but deductions only
                         reflect Other Expenses already                                          from Sub-Accounts in use.
                         deducted from the assets of the
                         Fund.

 Total Fund Annual       Daily net asset values of a Fund    0.42% - 1.27%                       All Policies, but deductions only
 Expenses                reflect Total Fund Annual                                               from Sub-Accounts in use.
                         Operating Expenses already
                         deducted from assets of the Fund.

                                    ABOUT US

                           HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY

    We are Hartford Life and Annuity Insurance Company ("Hartford") located in Simsbury, Connecticut. We provide health and life insurance in all states, except New York. Our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States.

                             SEPARATE ACCOUNT VL II

    The Sub-Accounts are subdivisions of our separate account, called Separate Account VL II. The Separate Account exists to keep your life insurance policy assets separate from our company assets. As such, the investment performance of the Separate Account is independent from the investment performance of Hartford's other assets. Hartford's other assets are utilized to pay you insurance obligations under the policy. Your assets in the Separate Account are held exclusively for your benefit and may not be used for any other liability of Hartford.

                                   THE FUNDS

    The Sub-Accounts of the Separate Account purchase shares of mutual funds set up exclusively for variable annuity and variable life insurance products. These funds are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund, but they may have similar investment strategies and the same portfolio managers as retail mutual funds. You choose the Sub-Accounts that meet your investment style.

    You should read the prospectuses for each of the Funds listed below for detailed information about each Fund. The prospectuses for the Funds are attached to this Prospectus. All Funds may not be available in all states.

    You may also allocate some or all of your premium payments to the "Fixed Account," which pays a declared interest rate. See "The Fixed Account."

    The following Sub-Accounts are available under your policy. Opposite the name of each Sub-Account is the name of the shares of the underlying fund that the Sub-Account purchases:

SUB-ACCOUNT                                                                         PURCHASES SHARES OF:
-------------------------------------------------------  ---------------------------------------------------------------------------
Hartford Advisers Fund Sub-Account                       Class IA of Hartford Advisers HLS Fund, Inc.
Hartford Bond Fund Sub-Account                           Class IA of Hartford Bond HLS Fund, Inc.
Hartford Capital Appreciation Fund                       Class IA of Hartford Capital Appreciation HLS Fund, Inc.
  Sub-Account
Hartford Dividend and Growth Fund                        Class IA of Hartford Dividend and Growth HLS Fund, Inc.
  Sub-Account
Hartford Growth and Income Fund Sub-Account              Class IA of Hartford Growth and Income HLS Fund, Inc.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    7
--------------------------------------------------------------------------------

Hartford Index Fund Sub-Account                          Class IA of Hartford Index HLS Fund, Inc.
Hartford International Advisers Fund                     Class IA of Hartford International Advisers HLS Fund, Inc.
  Sub-Account
Hartford International Opportunities Fund                Class IA of Hartford International Opportunities HLS Fund, Inc.
  Sub-Account
Hartford MidCap Fund Sub-Account                         Class IA of Hartford MidCap HLS Fund, Inc.
Hartford Mortgage Securities Fund Sub-Account            Class IA of Hartford Mortgage Securities HLS Fund, Inc.
Hartford Money Market Fund Sub-Account                   Class IA of Hartford Money Market HLS Fund, Inc.
Hartford Small Company Fund Sub-Account                  Class IA of Hartford Small Company HLS Fund, Inc.
Hartford Stock Fund Sub-Account                          Class IA of Hartford Stock HLS Fund, Inc.
Putnam VT Asia Pacific Growth Fund                       Class IA of Putnam VT Asia Pacific Growth Fund of the Putnam Variable Trust
  Sub-Account
Putnam VT Diversified Income Fund                        Class IA of Putnam VT Diversified Income Fund of Putnam Variable Trust
  Sub-Account
Putnam VT Global Asset Allocation Fund                   Class IA of Putnam VT Global Asset Allocation Fund of Putnam Variable Trust
  Sub-Account
Putnam VT Global Growth Fund Sub-Account                 Class IA of Putnam VT Global Growth Fund of Putnam Variable Trust
Putnam VT Growth and Income Fund                         Class IA of Putnam VT Growth and Income Fund of Putnam Variable Trust
  Sub-Account
Putnam VT Health Sciences Fund Sub-Account               Class IA of Putnam VT Health Sciences Fund of Putnam Variable Trust
Putnam VT High Yield Fund Sub-Account                    Class IA of Putnam VT High Yield Fund of Putnam Variable Trust
Putnam VT International Growth Fund                      Class IA of Putnam VT International Growth Fund of Putnam Variable Trust
  Sub-Account
Putnam VT International Growth and Income Fund           Class IA of Putnam VT International Growth and Income Fund of Putnam
  Sub-Account                                              Variable Trust
Putnam VT International New Opportunities Fund           Class IA of Putnam VT International New Opportunities Fund of Putnam
  Sub-Account                                              Variable Trust
Putnam VT Investors Fund Sub-Account                     Class IA of Putnam VT Investors Fund of Putnam Variable Trust
Putnam VT Money Market Fund Sub-Account                  Class IA of Putnam VT Money Market Fund of Putnam Variable Trust
Putnam VT New Opportunities Fund                         Class IA of Putnam VT New Opportunities Fund of Putnam Variable Trust
  Sub-Account
Putnam VT New Value Fund Sub-Account                     Class IA of Putnam VT New Value Fund of Putnam Variable Trust
Putnam VT OTC & Emerging Growth Fund Sub-Account         Class IA of Putnam VT OTC & Emerging Growth Fund of Putnam Variable Trust
Putnam VT The George Putnam Fund of Boston Sub-Account   Class IA of Putnam VT The George Putnam Fund of Boston of Putnam Variable
                                                           Trust
Putnam VT U.S. Government and High Quality Bond Fund     Class IA of Putnam VT U.S. Government and High Quality Bond Fund of Putnam
  Sub-Account                                              Variable Trust
Putnam VT Utilities Growth and Income Fund Sub-Account   Class IA of Putnam VT Utilities Growth and Income Fund of Putnam Variable
                                                           Trust
Putnam VT Vista Fund Sub-Account                         Class IA of Putnam VT Vista Fund of Putnam Variable Trust
Putnam VT Voyager Fund Sub-Account                       Class IA of Putnam VT Voyager Fund of Putnam Variable Trust
Fidelity VIP Equity-Income Portfolio                     Fidelity VIP Equity-Income Portfolio of Variable Insurance Products Fund
  Sub-Account
Fidelity VIP Overseas Portfolio Sub-Account              Fidelity VIP Overseas Portfolio of Variable Insurance Products Fund
Fidelity VIP II Asset Manager Portfolio                  Fidelity VIP II Asset Manager Portfolio of Variable Insurance Products Fund
  Sub-Account                                              II

    INVESTMENT ADVISERS -- HL Investment Advisors, Inc. is investment adviser for the Hartford Funds. Wellington Management Company, LLP is investment sub-adviser for Hartford Advisers HLS Fund, Inc., Hartford Capital Appreciation HLS Fund, Inc., Hartford Dividend and Growth HLS Fund, Inc., Hartford Growth and Income HLS Fund, Inc., Hartford International Advisers HLS Fund, Inc., Hartford

8                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

International Opportunities HLS Fund, Inc., Hartford MidCap HLS Fund, Inc., Hartford Small Company HLS Fund, Inc., and Hartford Stock HLS Fund, Inc. The Hartford Investment Management Company, Inc. ("HIMCO") is investment sub-adviser for Hartford Bond HLS Fund, Inc., Hartford Index HLS Fund, Inc., Hartford Mortgage Securities HLS Fund, Inc., and Hartford Money Market HLS Fund, Inc.

    Putnam Management is investment adviser for the Putnam Funds.

    Fidelity Management & Research Company is investment adviser for the Fidelity VIP Funds.

    It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Funds simultaneously. Although neither Hartford nor the Funds currently foresee any such disadvantages either to variable life insurance policy owners or to variable annuity policy owners, the Board of Directors for the Hartford Funds, the Board of Trustees for the Putnam Funds and the Board of Trustees for the Fidelity VIP Funds (collectively, the "Boards") intend to monitor events in order to identify any material conflicts between the policy owners and to determine what action, if any, should be taken in response thereto. If the Boards were to conclude that separate funds should be established for variable annuity and variable life insurance separate accounts, Hartford will bear the attendant expenses.

    VOTING RIGHTS -- For Sub-Accounts in which you have invested, we will notify you of shareholder's meetings of the Funds purchased by those Sub-Accounts. We will send you proxy materials and instructions for you to vote the shares held for your benefit by those Sub-Accounts. We will arrange for the handling and tallying of proxies received from you or other policy owners. If you give no instructions, we will vote those shares in the same proportion as shares for which we received instructions.

                               THE FIXED ACCOUNT

    You may allocate amounts to the Fixed Account. The Fixed Account is not a part of the Separate Account, but is a part of our general assets. As such, the Fixed Account (and this description of the Fixed Account) is not subject to the same securities laws as the Separate Account.

    The Fixed Account credits at least 3.5% per year. We are not obligated to, but may, credit more than 3.5% per year. If we do, such rates are determined at our sole discretion. You assume the risk that, at any time, the Fixed Account may credit no more than 3.5%.

                             CHARGES AND DEDUCTIONS

                            DEDUCTIONS FROM PREMIUM

    Before your premium is allocated to the Sub-Accounts and/or the Fixed Account, we deduct a percentage from your premium for a sales load and a premium tax charge. The amount allocated after the deductions is called your Net Premium.

    FRONT-END SALES LOAD -- We deduct a sales load from each premium you pay. The maximum sales load under the policy is 6% of premium.

    PREMIUM TAX CHARGE -- We deduct a premium tax charge from each premium you pay. The premium tax charge covers taxes assessed against us by a state and/or other governmental entity. The range of such charge generally is between 0% and 4%.

                         DEDUCTIONS FROM ACCOUNT VALUE

    MONTHLY DEDUCTION AMOUNTS -- Each month we will deduct an amount from your Account Value to pay for the benefits provided by your policy. This amount is called the Monthly Deduction Amount and equals the sum of:

- the charge for the cost of insurance;

- the monthly administrative charge;

- the mortality and expense risk charge;

- any Face Amount increase fee;

- any charges for additional benefits provided by rider.

    Each Monthly Deduction Amount will be deducted pro rata from the Fixed Account and each of the Sub-Accounts. The Monthly Deduction Amount will vary from month to month.

    COST OF INSURANCE CHARGE -- The charge for the cost of insurance equals:

 (i) the cost of insurance rate per $1,000, multiplied by

 (ii) the amount at risk, divided by

(iii) $1,000.

    On any Monthly Activity Date, the amount at risk equals the Death Benefit less the Account Value on that date, prior to assessing the Monthly Deduction Amount.

    Cost of insurance rates will be determined on each policy anniversary based on our future expectations of such factors as mortality, expenses, interest, persistency and taxes. The cost of insurance rates will not exceed those based on the 1980 Commissioners' Standard Ordinary Mortality Table (ALB), Male or Female, Nonsmoker or

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    9
--------------------------------------------------------------------------------

Smoker Table, age last birthday (unisex rates may be required in some states). A table of guaranteed cost of insurance rates per $1,000 will be included in your policy, however, we reserve the right to use rates less than those shown in the table. Substandard risks will be charged higher cost of insurance rates that will not exceed rates based on a multiple of 1980 Commissioners' Standard Ordinary Mortality Table (ALB), Male or Female, Nonsmoker or Smoker Table, age last birthday (unisex rates may be required in some states) plus any flat extra amount assessed. The multiple will be based on the insured's substandard rating.

    Any changes in the cost of insurance rates will be made uniformly for all insureds of the same issue ages, sexes, risk classes and whose coverage has been in force for the same length of time. No change in insurance class or cost will occur on account of deterioration of the insureds' health.

    Because your Account Value and death benefit may vary from month to month, the cost of insurance may also vary on each Monthly Activity Date. The cost of insurance depends on your policy's amount at risk. Items which may affect the amount at risk include the amount and timing of premium payments, investment performance, fees and charges assessed, rider charges, policy loans and changes to the Face Amount.

    MONTHLY ADMINISTRATIVE CHARGE -- We deduct a monthly administrative charge from your Account Value to compensate us for issue and administrative costs of the policy. During the first 5 years of the policy, the charge is $30 per month. After 5 years, the charge is $10 per month.

    MORTALITY AND EXPENSE RISK CHARGE -- We deduct a mortality and expense risk charge each month from your Account Value. There are two components to the mortality and expense risk charge. Part of the charge is assessed according to your Account Value attributable to the Sub-Accounts, and the other part is assessed based on the initial Face Amount of your policy. The mortality and expense risk charge each month is equal to the sum of (a) and (b) where

(a) equals:

    (i) the monthly accumulated value mortality and expense risk rate; multiplied by

    (ii) the sum of your accumulated values in the Sub-Accounts on the Monthly Activity Date, prior to assessing the Monthly Deduction Amount.

   and

(b) equals:

    (i) the monthly mortality and expense risk rate per $1,000; multiplied by

    (ii) the initial Face Amount; divided by

   (iii) $1,000.

    During the first 10 years, the maximum accumulated value mortality and expense risk rate is 1/12 of 0.75% per month. Thereafter, the maximum is 1/12 of 0.60% per month.

    During the first 10 years, the Face Amount mortality and expense risk rate per $1,000 of initial Face Amount is individualized based on issue ages and death benefit guarantee, and is provided in the policy. Thereafter, there is no charge.

    The mortality and expense risk charge compensates us for mortality and expense risks assumed under the policies. The mortality risk assumed is that the cost of insurance charges are insufficient to meet actual claims. The expense risk assumed is that the expense incurred in issuing, distributing and administering the policies exceed the administrative charges and sales loads collected. Hartford may keep any difference between cost it incurs and the charges it collects.

    FACE AMOUNT INCREASE FEE -- We deduct a dollar amount from your Account Value for an unscheduled increase of the Face Amount on your policy. We deduct the fee each month for twelve months after the increase. The fee is 1/12 of $1.00 per month per $1,000 of unscheduled increase in the Face Amount. The fee will not be less than 1/12 of $500 per month, but will not exceed 1/12 of $3,000 per month. This fee compensates us for underwriting and processing costs for such increases.

    RIDER CHARGE -- If your policy includes riders, a charge applicable to the riders is made from the Account Value each month. The charge applicable to these riders is to compensate Hartford for the anticipated cost of providing these benefits and is specified on the applicable rider. For a description of the riders available, see "Your Policy -- Supplemental Benefits."

    SURRENDER CHARGE -- During the first 9 policy years, surrender charges will be deducted from your Account Value if

- you surrender your policy;

- you decrease the Face Amount to an amount lower than it has ever been; or

- you take a withdrawal that causes the Face Amount to fall below the lowest previous Face Amount.

    The amount of surrender charge is individualized based on your issue ages, sexes, insurance classes, duration, Face Amount and Death Benefit Guarantee Amount. The charge compensates us for expenses incurred in issuing the policy and the recovery of acquisition costs. Hartford may keep any difference between cost it incurs and the charges it collects. For partial surrender charges applicable to a decrease in the Face Amount or withdrawal, see "Unscheduled Increases and Decreases in the Face

10                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

Amount." The amount of surrender charge varies by policy year and equals a percentage times the sum of two components: the sales surrender charge and the underwriting surrender charge. The sales surrender charge equals the Death Benefit Guarantee Premium. The underwriting surrender charge equals $1 per $1,000 of initial face amount, but is at least $500 and no more than $3,000.

    The percentage by policy years is as follows:

          POLICY YEAR       PERCENTAGE
          ------------      -----
               1             70%
               2             70%
               3             70%
               4             60%
               5             50%
               6             40%
               7             30%
               8             20%
               9             10%
          10 and after        0%

                             CHARGES FOR THE FUNDS

    The investment performance of each Fund reflects the management fee that the Fund pays to its investment manager as well as other operating expenses that the Fund incurs. Investment management fees are generally daily fees computed as a percentage of a Fund's average daily net assets as an annual rate. Please read the prospectus for each Fund for complete details.

                                  YOUR POLICY

                                CONTRACT RIGHTS

    POLICY OWNER, OR "YOU" -- As long as your policy is in force, you may exercise all rights under the policy while either of the insureds is alive and no beneficiary has been irrevocably named.

    BENEFICIARY -- You name the beneficiary in your application for the policy. You may change the beneficiary (unless irrevocably named) while either of the insureds is alive by notifying us in writing. If no beneficiary is living when the last surviving insured dies, the death benefit will be paid to you if living; or, otherwise, to your estate.

    ASSIGNMENT -- You may assign your policy. Until you notify us in writing, no assignment will be effective against us. We are not responsible for the validity of any assignment.

    STATEMENTS -- We will send you a statement at least once each year, showing:

(a) the current Account Value, Cash Surrender Value and Face Amount;

(b) the premiums paid, monthly deduction amounts and any loans since your last statement;

(c) the amount of any Indebtedness;

(d) any notifications required by the provisions of your policy; and

(e) any other information required by the Insurance Department of the state where your policy was delivered.

                              CONTRACT LIMITATIONS

    ALLOCATIONS TO SUB-ACCOUNTS AND THE FIXED ACCOUNT -- You may allocate amounts to a maximum of nine (9) Sub-Accounts, or eight (8) Sub-Accounts and the Fixed Account.

    TRANSFERS OF ACCOUNT VALUE -- You may transfer amounts among the Fixed Account and the Sub-Accounts subject to a charge described below. You may request transfers in writing or by calling us at 1-800-231-5453. Transfers by telephone may be made by your agent of record or by your attorney-in-fact pursuant to a power of attorney. Telephone transfers may not be permitted in some states. We will not be responsible for losses that result from acting upon telephone requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedures we follow for transactions initiated by telephone include requiring callers to provide certain identifying information. All transfer instructions communicated to us by telephone are tape recorded.

    You may make one transfer per calendar month free of charge, excluding any transfers made pursuant to your enrollment in the Dollar Cost Averaging Program. Each subsequent transfer in excess of one per calendar month will be subject to a transfer charge of up to $25. We reserve the right to limit at a future date the size of transfers and remaining balances and to limit the number and frequency of transfers.

    TRANSFERS FROM THE FIXED ACCOUNT -- Unless you are enrolled in the Dollar Cost Averaging Program, any transfers from the Fixed Account must occur during the 30-day period following each Policy Anniversary, and, if your accumulated value in the Fixed Account exceeds $1,000, the amount transferred from the Fixed Account in any Policy Year may not exceed 25% of the accumulated value in the Fixed Account on the transfer date.

    DEFERRAL OF PAYMENTS -- We may defer payment of any Cash Surrender Values, withdrawals and loan amounts which are not attributable to the Sub-Accounts for up to six months from the date of the request. If we defer payment for more than 30 days, we will pay you interest.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   11
--------------------------------------------------------------------------------

                    CHANGES TO CONTRACT OR SEPARATE ACCOUNT

    MODIFICATION OF POLICY -- The only way the policy may be modified is by a written agreement signed by our President, or one of our Vice Presidents, Secretaries, or Assistant Secretaries.

    SUBSTITUTION OF FUNDS -- We reserve the right to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Securities and Exchange Commission.

    CHANGE IN OPERATION OF THE SEPARATE ACCOUNT -- The operation of the Separate Account may be modified to the extent permitted by law, including deregistration under the securities laws.

    SEPARATE ACCOUNT TAXES -- Currently, no charge is made to the Separate Account for federal, state and local taxes that may be allocable to the Separate Account. A change in the applicable federal, state or local tax laws which impose tax on Hartford and/or the Separate Account may result in a charge against the policy in the future. Charges for other taxes, if any, allocable to the Separate Account may also be made.

                                 OTHER BENEFITS

    DOLLAR COST AVERAGING PROGRAM -- You may elect to allocate your Net Premiums among the Sub-Accounts and the Fixed Account pursuant to the Dollar Cost Averaging (DCA) program. If you choose the DCA program, your Net Premiums will be deposited into the Hartford Money Market Sub-Account or the Fixed Account. Amounts will be transferred monthly to the other investment options in accordance with your premium allocation instructions. The dollar amount will be allocated to the investment options that you specify, in the proportions that you specify. If, on any transfer date, your Account Value allocated to the Dollar Cost Averaging program is less than the amount you have elected to transfer, your DCA program will terminate.

    You may cancel your DCA election by notice in writing or by calling us at 1-800-231-5453. We reserve the right to change or discontinue the DCA program.

    The main objective of a DCA program is to minimize the impact of short-term price fluctuations. The DCA program allows you to take advantage of market fluctuations. Since the same dollar amount is transferred to your selected investment options at set intervals, the DCA program allows you to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, a lower average cost per accumulation unit may be achieved over the long term. However, it is important to understand that the DCA program does not assure a profit or protect against loss in a declining market.

    SUPPLEMENTAL BENEFITS -- The following supplemental benefits are among the options that may be included in a policy by rider, subject to the restrictions and limitations set forth therein.

- LAST SURVIVOR EXCHANGE OPTION RIDER. We will exchange your policy for two individual policies on the life of each insured, subject to the conditions stated in the rider.

- ESTATE PROTECTION RIDER. We will pay a term insurance benefit upon receipt of due proof of the last surviving insured's death while your policy and rider are in force, subject to the conditions stated in the rider.

- YEARLY RENEWABLE TERM LIFE INSURANCE RIDER. While the rider is in force, we will pay the term life insurance amount upon receipt of due proof of death of the designated insured, subject to the conditions stated in the rider.

                              CLASS OF PURCHASERS

    REDUCED CHARGES FOR ELIGIBLE GROUPS -- Certain of the charges and deductions described above may be reduced for policies issued in connection with a specific plan, in accordance with our rules in effect as of the date the application for a policy is approved. To qualify for such a reduction, a plan must satisfy certain criteria, e.g., as to size of the plan, expected number of participants and anticipated premium payment from the plan. Generally, the sales contacts and effort, administrative costs and mortality cost per policy vary, based on such factors as the size of the plan, the purposes for which policies are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification will be reflected in the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying plans. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in Separate Account VL II.

                                    PREMIUMS

    APPLICATION FOR A POLICY -- To purchase a policy you must submit an application to us. Within limits, you may choose the initial Face Amount. Policies generally will be issued only on the lives of insureds between the ages of 20 and 85 who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason. No change in the terms or conditions of a policy will be made without your consent. The minimum initial premium is the

12                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

amount required to keep the policy in force for one month, but not less than $50.

    Your Policy will be effective on the Policy Date only after we receive all outstanding delivery requirements and the initial premium payment. The Policy Date is the date used to determine all future cyclical transactions on the Policy, such as Monthly Activity Date and Policy Years.

    PREMIUM PAYMENT FLEXIBILITY -- You have considerable flexibility as to when and in what amounts you pay premiums under your policy.

    Prior to policy issue, you choose a planned premium, within a range determined by us. We will send you premium notices for planned premiums. Such notices may be sent on an annual, semi-annual or quarterly basis. You may also have premiums automatically deducted monthly from your checking account. The planned premiums and payment mode you select are shown on your policy's specifications page. You may change the planned premiums, subject to our minimum amount rules then in effect.

    After the first premium has been paid, your subsequent premium payments are flexible. The actual amount and frequency of payment will affect the Account Value and could affect the amount and duration of insurance provided by the policy. Your policy may lapse if the value of your policy becomes insufficient to cover the Monthly Deduction Amounts. In such case you may be required to pay additional premiums in order to prevent the policy from terminating. For details see, "Lapse and Reinstatement."

    You may pay additional premiums at any time prior to the scheduled maturity date, subject to the following limitations:

- The minimum premium that we will accept is $50 or the amount required to keep the policy in force.

- We reserve the right to refund any excess premiums that would cause the policy to fail to meet the definition of life insurance under the Internal Revenue Code.

- We reserve the right to require evidence of insurability for any premium payment that results in an increase in the death benefit greater than the amount of the premium.

- Any premium payment in excess of $1,000,000 is subject to our approval.

    ALLOCATION OF PREMIUM PAYMENTS -- The initial Net Premium (and any additional Net Premiums received by us before the end of the right to examine period) will be allocated to the Hartford Money Market Sub-Account on the later of the Policy Date or the date we receive your premium payment.

    We will then allocate the Account Value in the Hartford Money Market Sub-Account to the Fixed Account and the Sub-Accounts according to the premium allocation specified in the your policy application upon the expiration of the right to examine policy period, or the date we receive the final requirement to put the policy in force, whichever is later.

    You may change your premium allocation upon request in writing. Subsequent Net Premiums will be allocated to the Fixed Account and the Sub-Accounts according to your most recent written instructions as long as the number of investment choices you are allocated to does not exceed nine (9), and the percentage you allocate to each Sub-Account and/or the Fixed Account is in whole percentages. If we receive a premium payment with a premium allocation instruction that does not comply with the above rules, we will allocate the Net Premium pro rata based on the values of your existing investment choices.

    A Policy Owner receives several different types of notifications as to what his or her current premium allocation is. Each transaction confirmation received after a premium payment is received by Hartford will show how a Net Premium has been allocated. Additionally, each quarterly statement summarizes the current premium allocation in effect for such Policy.

    ACCUMULATION UNITS -- Net Premiums allocated to the Sub-Accounts are used to credit accumulation units to such Sub-Accounts.

    The number of accumulation units in each Sub-Account to be credited to a policy (including the initial allocation to the Hartford Money Market Sub-Account) and the amount to be credited to the Fixed Account will be determined, first, by multiplying the Net Premium by the appropriate allocation percentage in order to determine the portion of Net Premiums or transferred Account Value to be invested in the Fixed Account or the Sub-Account. Each portion of the Net Premium or transferred Account Value to be invested in a Sub-Account is then divided by the accumulation unit value in a particular Sub-Account next computed following its receipt. The resulting figure is the number of accumulation units to be credited to each Sub-Account.

    ACCUMULATION UNIT VALUES -- The accumulation unit value for each Sub-Account will vary to reflect the investment experience of the applicable Fund and will be determined on each Valuation Day by multiplying the accumulation unit value of the particular Sub-Account on the preceding Valuation Day by the net investment factor for that Sub-Account for the Valuation Period then ended. The net investment factor for each of the Sub-Accounts is equal to the net asset value per share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividend or capital gain distributions paid by that Fund in the Valuation Period then ended) divided by

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   13
--------------------------------------------------------------------------------

the net asset value per share of the corresponding Fund at the beginning of the Valuation Period.

    All valuations in connection with a policy, e.g., with respect to determining Account Value, in connection with policy loans, or in calculation of death benefits, or with respect to determining the number of accumulation units to be credited to a policy with each premium payment other than the initial premium payment will be made on the date the request or payment is received by us at the National Service Center, provided such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

    ACCOUNT VALUES -- Each policy will have an Account Value. There is no minimum guaranteed Account Value.

    The Account Value of a policy changes on a daily basis and will be computed on each Valuation Day. The Account Value will vary to reflect the investment experience of the Sub-Accounts, the interest credited to the Fixed Account and the Loan Account, and the Monthly Deduction Amounts, Net Premiums paid, and any withdrawals taken.

    A policy's Account Value is related to the net asset value of the Funds associated with the Sub-Accounts, if any, to which Net Premiums on the policy have been allocated. The Account Value in the Sub-Accounts on any Valuation Day is calculated by, first, multiplying the number of accumulation units in each Sub-Account as of the Valuation Day by the then current value of the accumulation units in that Sub-Account and then totaling the result for all of the Sub-Accounts. A policy's Account Value equals the policy's value in all of the Sub-Accounts, the Fixed Account, and the Loan Account. A policy's Cash Value is equal to the Account Value less any applicable surrender charges. A policy's Cash Surrender Value, which is the net amount available upon surrender of the policy, is the Cash Value less any Indebtedness. See "Accumulation Unit Values," above.

    We will pay death proceeds, Cash Surrender Values, partial withdrawals, and loan amounts allocable to the Sub-Accounts within seven days after we receive all the information needed to process the payment, unless the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the Commission or the Commission declares that an emergency exists.

                               DEATH BENEFITS AND
                                 POLICY VALUES

    DEATH BENEFIT -- Your policy provides for the payment of the death proceeds to the named beneficiary upon receipt of due proof of the death of the last surviving insured. Your policy will be effective on the Policy Date only after we receive all outstanding delivery requirements and the initial premium payment. You must notify us in writing as soon as possible after the death of either insured. The death proceeds payable to the beneficiary equal the death benefit less any Indebtedness and less any due and unpaid Monthly Deduction Amount occurring during a grace period. The death benefit depends on the death benefit option you select, the minimum death benefit provision, and whether or not the Death Benefit Guarantee is in effect.

    DEATH BENEFIT OPTIONS -- There are three death benefit options: the Level Death Benefit Option ("Option A"), the Return of Account Value Death Benefit Option ("Option B") and the Return of Premium Death Benefit Option ("Option C"). Subject to the minimum death benefit described below, the death benefit under each option is as follows:

1.  Under Option A, the current Face Amount.

2. Under Option B, the current Face Amount plus the Account Value on the date we receive due proof of the last surviving insured's death.

3. Under Option C, the current Face Amount plus the lesser of: (a) the sum of the premiums paid; or (b) $2.5 million.

    DEATH BENEFIT OPTION CHANGES -- You may change your death benefit option. You must notify us of the change in writing. You may change Option C or Option B to Option A. If you do, the Face Amount will become that amount available as a death benefit immediately prior to the option change. You may change Option A to Option B. If you do, the Face Amount will become that amount available as a death benefit immediately prior to the option change, reduced by the then-current Account Value. Any resulting decrease in the Face Amount may be subject to a partial surrender charge.

    SETTLEMENT OPTIONS -- Proceeds under your policy may be paid in a lump sum or may be applied to one of our four settlement options. The minimum amount that may be placed under a settlement option is $5,000 (unless we consent to a lesser amount), subject to our then-current rules. Once payments under the Second Option, the Third Option or the Fourth Option begin, no surrender may be made for a lump sum settlement in lieu of the life insurance payments. The following payment options are available to you or your beneficiary. If a payment option is not selected, proceeds will be paid in a lump sum. Your beneficiary may choose a settlement.

FIRST OPTION -- Interest Income

    Payments of interest at the rate we declare (but not less than 3 1/2% per year) on the amount applied under this option.

SECOND OPTION -- Income of Fixed Amount

    Equal payments of the amount chosen until the amount applied under this option (with interest of not less

14                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

than 3 1/2% per year) is exhausted. The final payment will be for the balance remaining.

THIRD OPTION -- Payments for a Fixed Period

    An amount payable monthly for the number of years selected, which may be from one to 30 years.

FOURTH OPTION -- Life Income

  Life Annuity -- An annuity payable monthly during the lifetime of the annuitant and terminating with the last monthly payment due preceding the death of the annuitant.

  Life Annuity with 120 Monthly Payments Certain -- An annuity providing monthly income to the annuitant for a fixed period of 120 months and for as long thereafter as the annuitant shall live.

    The policy provides for guaranteed dollar amounts of monthly payments for each $1,000 applied under the four payment options. Under the Fourth Option, the amount of each payment will depend upon the age of the Annuitant at the time the first payment is due. If any periodic payment due any payee is less than $200, we may make payments less often.

    The table for the Fourth Option is based on the 1983a Individual Annuity Mortality Table, set back one year and with a net investment rate of 3.5% per annum. The tables for the First, Second and Third Options are based on a net investment rate of 3.5% per annum. We may, however, from time to time, at our discretion if mortality appears more favorable and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the four payment options.

    Other arrangements for income payments may be agreed upon.

    MINIMUM DEATH BENEFIT -- Your policy has a minimum death benefit. We will automatically increase the death benefit so that it will never be less than the Account Value multiplied by the minimum death benefit percentage for the then current year. This percentage varies according to the policy year and each insured's issue age, sex (where unisex rates are not used) and insurance class.

EXAMPLES OF MINIMUM DEATH BENEFIT:

                                             A           B
                                         ----------  ----------
Face Amount............................  $  100,000  $  100,000
Account Value..........................      46,500      34,000
Specified Percentage...................        250%        250%
Death Benefit Option...................       Level       Level

    In Example A, the death benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Account Value at the date of death of $46,500, multiplied by the specified percentage of 250%). This amount, less any outstanding Indebtedness, constitutes the death proceeds payable to the beneficiary.

    In Example B, the death benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Account Value of $34,000, multiplied by the specified percentage of 250%).

    UNSCHEDULED INCREASES AND DECREASES IN FACE AMOUNT -- At any time after the first policy year, you may request in writing to change the Face Amount. The minimum amount by which the Face Amount can be increased or decreased is based on our rules then in effect.

    We reserve the right to limit the number of increases or decreases made under a policy to no more than one in any 12 month period.

    All requests to increase the Face Amount must be applied for on a new application and accompanied by your policy. All requests will be subject to evidence of insurability satisfactory to us. Any increase approved by us will be effective on the Monthly Activity Date shown on the new policy specifications page, provided that the Monthly Deduction Amount for the first month after the effective date of the increase is made. Each unscheduled increase in Face Amount is subject to an increase fee of 1/12 of $1 per $1,000 of each increase per month for the first twelve months from the effective date of each increase. This amount will not be less than 1/12 of $500 but not greater than 1/12 of $3,000.

    A decrease in the Face Amount will be effective on the Monthly Activity Date following the date we receive your request in writing. The remaining Face Amount must not be less than that specified in our minimum rules then in effect. If during the surrender charge period, you decrease your Face Amount to an amount lower than it has ever been, a partial surrender charge will be assessed.

    The surrender charge assessed will be:

(a) the surrender charge applicable to the then current policy year, if any; multiplied by

(b) the percentage described below.

    The percentage will be determined by:

 (i) subtracting the new Face Amount from the lowest previous Face Amount; and

 (ii) dividing that difference by the lowest previous Face Amount.

    The surrender charge assessed will be deducted from your Account Value on the Monthly Activity Date on which the decrease becomes effective. We will also reduce the surrender charges applicable to future policy years and provide you a revised schedule of surrender charges.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   15
--------------------------------------------------------------------------------

    BENEFITS AT MATURITY -- The scheduled maturity date is the last date on which you may elect to make premium payments. Unless you elect to continue the policy beyond this date, the policy will terminate and any Cash Surrender Value will be paid to you.

    If elected, the policy may continue in force after the scheduled maturity date if (a) the policy was in force on the scheduled maturity date; and (b) the owner of the policy (including any assignee of record) agrees in writing to this continuation.

    At the scheduled maturity date:

- the death benefit will be reduced to the Account Value;

- the Account Value, if any, will continue to fluctuate with investment performance

- any loans will continue to accrue interest and become part of Indebtedness

- no future Monthly Deduction Amounts will be deducted
- no further premium payments will be accepted.

    All additional benefits provided by rider will deem to have terminated at the scheduled maturity date.

    Otherwise, the policy will terminate on the scheduled maturity date.

    CHARGES AND CONTRACT VALUES -- Your contract values decrease due to the deduction of policy charges. Contract values may increase or decrease depending on investment performance; investment expenses and fees reduce the investment performance of the Sub-Accounts. Fluctuations in your account value may have an effect on your death benefit. If you contract lapses, the contract terminates and no death benefit will be paid.

                            MAKING WITHDRAWALS FROM
                                  YOUR POLICY

    SURRENDER -- Provided your policy has a Cash Surrender Value, you may surrender your policy to us. In such case you may be subject to a surrender charge, see "Surrender Charge." We will pay you the Cash Surrender Value. Our liability under the policy will cease as of the date of your request for surrender, or the date you request to have your policy surrendered, if later.

    WITHDRAWALS -- One withdrawal is allowed per calendar month. Withdrawals may be subject to a surrender charge, see "Surrender Charge." You may request a withdrawal in writing. The minimum withdrawal allowed is $500. The maximum partial withdrawal is the Cash Surrender Value, minus $1,000. If the death benefit option then in effect is Option A or Option C, the Face Amount will be reduced by the amount of any partial withdrawal. Unless specified, the withdrawal will be deducted on a pro rata basis from the Fixed Account and the Sub-Accounts. You may be assessed a charge of up to $10 for each partial withdrawal.

    RIGHT TO EXAMINE A POLICY -- You have a limited right to return your policy for cancellation. You may deliver or mail the policy to us or to the agent from whom it was purchased any time during your free look period. Your free look period begins on the day you get your policy and ends ten days after you get it (or longer in some states). In such event, the policy will be rescinded and we will pay an amount equal to the greater of the premiums paid for the policy less any Indebtedness or the sum of: i) the Account Value less any Indebtedness, on the date the returned policy is received by us or the agent from whom it was purchased; and, ii) any deductions under the policy or charges associated with the Separate Account. If your policy is replacing another policy, your free look period and the amount paid to you upon the return of your policy vary by state.

                                     LOANS

    AVAILABILITY OF LOANS -- At any time while the policy is in force, you may borrow against the policy by assigning it as sole security to us. Any new loan taken together with any existing Indebtedness may not exceed the Cash Surrender Value on the date we grant a loan. The minimum loan amount that we will allow is $500.

    Unless you specify otherwise, all loan amounts will be transferred on a pro rata basis from the Fixed Account and each of the Sub-Accounts to the Loan Account.

    If total Indebtedness equals or exceeds the Cash Value on any Monthly Activity Date, the policy will then go into default. See "Lapse and Reinstatement."

    PREFERRED INDEBTEDNESS -- If, at any time after the tenth (10th) policy anniversary, your Account Value exceeds the total of all premiums paid since issue, a portion of your Indebtedness may qualify as preferred. Preferred Indebtedness is charged a lower interest rate than non-preferred Indebtedness, if any. The maximum amount of preferred Indebtedness is the amount by which the Account Value exceeds the total premiums paid and is determined on each Monthly Activity Date.

    LOAN REPAYMENTS -- You can repay all or any part of a loan at any time while your policy is in force and either of the insureds' is alive. The amount of your policy loan repayment will be deducted from the Loan Account. It will be allocated among the Fixed Account and Sub-Accounts in the same percentage as premiums are allocated.

    EFFECT OF LOANS ON ACCOUNT VALUE -- A loan, whether or not repaid, will have a permanent effect on your Account Value. This effect occurs because the investment results of each Sub-Account will apply only to the amount remaining
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16                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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in such Sub-Accounts. In addition, the rate of interest credited to the Fixed
Account will usually be different than the rate credited to the Loan Account.
The longer a loan is outstanding, the greater the effect on your Account Value is likely to be. Such effect could be favorable or unfavorable. If the Fixed Account and the Sub-Accounts earn more than the annual interest rate for funds held in the Loan Account, your Account Value will not increase as rapidly as it would have had no loan been made. If the Fixed Account and the Sub-Accounts earn less than the Loan Account, then your Account Value will be greater than it would have been had no loan been made. Additionally, if not repaid, the aggregate amount of the outstanding Indebtedness will reduce the death proceeds and the Cash Surrender Value otherwise payable.

    CREDITED INTEREST -- Any amounts in the Loan Account will be credited with interest at an annual rate of 3.5%.

    INTEREST CHARGED ON INDEBTEDNESS -- Interest will accrue daily on the Indebtedness at the policy loan rate. Because the interest charged on Indebtedness may exceed the rate credited to the Loan Account, the Indebtedness may grow faster than the Loan Account. If this happens, any difference between the value of the Loan Account and the Indebtedness will be transferred on each Monthly Activity Date from the Fixed Account and Sub-Accounts to the Loan Account on a pro rata basis.

    POLICY LOAN RATES -- The table below shows the interest rates we will charge on your Indebtedness.

                                               INTEREST RATE
  DURING POLICY           PORTION OF              CHARGED
      YEARS              INDEBTEDNESS        EQUALS 3.5% PLUS:
------------------  ----------------------  --------------------
       1-10                  All                     2%
   11 and later           Preferred                  0%
                        Non-Preferred                1%

                            LAPSE AND REINSTATEMENT

    During the first policy year, the policy will go into default on any Monthly Activity Date on which the Account Value less Indebtedness is not sufficient to cover the Monthly Deduction Amount.

    During the second policy year, the policy will go into default on any Monthly Activity Date on which the Account Value less Indebtedness less 1/2 of the surrender charge for the second policy year is not sufficient to cover the Monthly Deduction Amount.

    During the third policy year and thereafter, the policy will go into default on any Monthly Activity Date if the Cash Surrender Value is not sufficient to cover the Monthly Deduction Amount.

    If the policy goes into default, we will send you a lapse notice warning you that the policy is in danger of terminating. That lapse notice will tell you the minimum premium required to keep the policy from terminating. This minimum premium equals the amount to pay three Monthly Deduction Amounts as of the day the policy grace period began. That notice will be mailed both to you on the first day the policy goes into default, at your last know address, and to any assignee of record.

    GRACE PERIOD -- We will keep your policy in force for the 61 day period following the date your policy goes into default. We call that period the policy Grace Period. However, if we have not received the required premiums (specified in your lapse notice) by the end of the policy Grace Period, the policy will terminate unless the Death Benefit Guarantee is in effect. If the last surviving insured dies during the Grace Period, we will pay the death benefit.

    DEATH BENEFIT GUARANTEE -- The policy will remain in force at the end of the Policy Grace Period as long as the Death Benefit Guarantee is available, as described below.

    The Death Benefit Guarantee is available so long as:

(a) the Policy is in the Death Benefit Guarantee Period; and

(b) on each Monthly Activity Date during that period, the cumulative premiums paid into the Policy, less Indebtedness and less withdrawals from the policy, equal or exceed an amount known as the Cumulative Death Benefit Guarantee Premium.

    The Death Benefit Guarantee Period is determined at issue, based on each insured's age, sex and risk classification. Some states may limit the maximum length of the Death Benefit Guarantee Period. The Cumulative Death Benefit Guarantee Premium is the premium required to maintain the Death Benefit Guarantee.

    If the Death Benefit Guarantee is available and you fail to pay the required premium as defined in your lapse notice by the end of the policy grace period, the Death Benefit Guarantee will then go into effect. The policy will remain in force, however:

(a) all riders will terminate;

(b) the Death Benefit Option becomes Level;

(c) The Face Amount will be reduced to the Death Benefit Guarantee Amount; and

(d) Any future scheduled Increases in the Face Amount will be canceled.

    The Death Benefit Guarantee Amount is the amount selected by you at the time you apply for the policy. It is the death benefit while the Death Benefit Guarantee is in effect.

    As long as the Policy remains in default and the Death Benefit Guarantee is available, the Death Benefit Guarantee will remain in effect on each subsequent Monthly Activity Dates. You may be required to make premium payments to

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   17
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keep the Death Benefit Guarantee available, as described above.

    If during the Death Benefit Guarantee Period, the Face Amount is decreased below the current Death Benefit Guarantee Amount, the Death Benefit Guarantee Amount will become the new Face Amount. A new monthly Death Benefit Guarantee Premium will be calculated. We will send you a notice of the new Monthly Death Benefit Guarantee Premium, which will be used in calculating the Cumulative Death Benefit Guarantee Premium in subsequent months.

    DEATH BENEFIT GUARANTEE GRACE PERIOD -- If, on each Monthly Activity Date during the Death Benefit Guarantee Period, the cumulative premiums paid into the policy, less Indebtedness and less withdrawals from the policy, do not equal or exceed the Cumulative Death Benefit Guarantee Premium on that date, a Death Benefit Guarantee Grace Period of 61 days will begin. We will mail to you and any assignee a notice. That notice will warn you that you are in danger of losing the Death Benefit Guarantee and will tell you the amount of premium you need to pay to continue the Death Benefit Guarantee.

    The Death Benefit Guarantee will be removed from the policy if the required premium is not paid by the end of the Death Benefit Guarantee Grace Period. You will receive a written notification of the change and the Death Benefit Guarantee will never again be available or in effect on the policy. If the Death Benefit Guarantee was in effect, the policy will terminate at the end of the Death Benefit Guarantee Grace Period.

    REINSTATEMENT -- Unless the policy has been surrendered for its Cash Surrender Value, the policy may be reinstated prior to the maturity date, provided:

(a) the insureds alive at the end of the grace period are also alive on the date of reinstatement;

(b) You make your request in writing within five years from the date the policy lapsed;

(c) Your submit to us satisfactory evidence of insurability;

(d) any policy Indebtedness is repaid or carried over to the reinstated policy; and

(e) You pay sufficient premium to (1) cover all Monthly Deduction Amounts that are due and unpaid during the Grace Period and (2) keep your policy in force for three months after the date of reinstatement.

    The Account Value on the reinstatement date will reflect:

(a) the Cash Value at the time of termination; plus

(b) Net Premiums derived from premiums paid at the time of reinstatement; minus

(c) the Monthly Deduction Amounts that were due and unpaid during the Policy Grace Period; plus

(d) the Surrender Charge at the time of reinstatement.

    The surrender charge will be based on the duration from the original policy date as though the policy had never lapsed.

                                     TAXES

                                    GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE POLICY OWNER INVOLVED AND THE TYPE OF PLAN UNDER WHICH THE POLICY IS PURCHASED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, TRUSTEE, OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A POLICY DESCRIBED HEREIN.

    It should be understood that any detailed description of the federal income tax consequences regarding the purchase of these Policies cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of federal tax considerations is based upon Hartford's understanding of existing federal income tax laws as they are currently interpreted.

                              TAXATION OF HARTFORD
                            AND THE SEPARATE ACCOUNT

    The Separate Account is taxed as a part of the Hartford which is taxed as a life insurance company under Subchapter L of the Code. Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units. (See "Accumulation Unit Values.") As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policy.

    Hartford does not expect to incur any federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon this expectation, no charge is currently being made to the Separate Account for federal income taxes. If Hartford incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for such taxes against the Separate Account.
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18                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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                  INCOME TAXATION OF POLICY BENEFITS-GENERALLY

    For federal income tax purposes, the Policies should be treated as life insurance policies under Section 7702 of the Code. The death benefit under a life insurance policy is generally excluded from the gross income of the Beneficiary. Also, a life insurance policy owner is generally not taxed on increments in the policy value until the policy is partially or completely surrendered. Section 7702 limits the amount of premiums that may be invested in a policy that is treated as life insurance. Hartford intends to monitor premium levels to assure compliance with the Section 7702 requirements.
    Although Hartford believes that the Last Survivor Policies are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to certain features of a joint survivorship life insurance contract is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether a last survivor life insurance policy will meet the Section 7702 definition of a life insurance contract. Hartford also believes that any loan received under a Policy will be treated as Indebtedness of the Policy Owner provided the Policy is not a Modified Endowment Contract, and that no part of any loan under a Policy will constitute income to the Policy Owner. A surrender or assignment of the Policy may have tax consequences depending upon the circumstances. Policy Owners should consult a qualified tax adviser concerning the effect of such changes.

    During the first fifteen Policy Years, an "income first" rule generally applies to distributions of cash required to be made under Code Section 7702 because of a reduction in benefits under the Policy.

    The Last Survivor Exchange Option Rider permits, under limited circumstances, a Policy to be split into two individual policies on the life of each of the Insureds. A Policy split may have adverse tax consequences. It is not clear whether a Policy split will be treated as a nontaxable exchange or transfer under the Code. Unless a Policy split is so treated, among other things, the split or transfer will result in the recognition of taxable income on the gain in the Policy. In addition, it is not clear whether, in all circumstances, the individual policies that result from a Policy split would be treated as life insurance policies under Section 7702 of the Code or would be classified as modified endowment contracts. The Policy Owner should consult a qualified tax adviser regarding the possible adverse tax consequences of a Policy split.

    The Maturity Date Extension Provision allows a Policy Owner to extend the Scheduled Maturity Date to the date of the death of the last surviving insured. If the Scheduled Maturity Date of the Policy is extended, Hartford believes the Policy will continue to be treated as a life insurance contract for Federal income tax purposes after the Scheduled Maturity Date. However, due to the lack of specific guidance on this issue, the result is not certain. If the Policy is not treated as a life insurance contract for federal income tax purposes after the Scheduled Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The Policy Owner should consult a qualified tax adviser regarding the possible adverse tax consequences resulting from an extension of the Scheduled Maturity Date.

                          DIVERSIFICATION REQUIREMENTS

    Section 817 of the Code provides that a variable life insurance contract (other than a pension plan policy) will not be treated as a life insurance contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury Department. If a Policy is not treated as a life insurance contract, the Policy Owner will be subject to income tax on the annual increases in cash value.

    The Treasury Department has issued diversification regulations which generally require, among other things, that no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may comply within a reasonable period and avoid the taxation of policy income on an ongoing basis. However, either the company or the Policy Owner must agree to pay the tax due for the period during which the diversification requirements were not met.

    Hartford monitors the diversification of investments in the separate accounts and tests for diversification as required by the Code. Hartford intends to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.
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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   19
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                           OWNERSHIP OF THE ASSETS IN
                              THE SEPARATE ACCOUNT

    In certain circumstances, variable life insurance contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Separate Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses certain incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

    The ownership rights under the contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. For example, a Policy Owner of this Policy has the choice of more investment options to which to allocate premium payments and Separate Account Values, and may be able to transfer among investment options more frequently, than in such rulings. These differences could result in the Owner being treated as the owner of a portion of the assets of the Separate Account. In addition, Hartford does not know what standards will be set forth in the regulations or rulings that the Treasury Department has stated it expects to issue. Hartford therefore reserves the right to modify the contract as necessary to attempt to prevent Policy Owners from being considered the owners of the assets of the Separate Account. However, there is no assurance that such efforts would be successful.

                    TAX DEFERRAL DURING ACCUMULATION PERIOD

    Under existing provisions of the Code, except as described below, any increase in a Policy Owner's contract value is generally not taxable to the Policy Owner unless amounts are received (or are deemed to be received) under the contract prior to the Insured's death. If there is a total withdrawal from the contract, then the surrender value will be includible in the Policy Owner's income to the extent that the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, then such debt will be treated as an amount distributed to the Policy Owner.) The "investment in the contract" is the aggregate amount of premium payments and other consideration paid for the contract, less the aggregate amount received under the contract previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or such other amounts deemed to be distributed) from the contract constitute income to the Policy Owner depends, in part, upon whether the contract is considered a modified endowment contract for federal income tax purposes.

                          MODIFIED ENDOWMENT CONTRACTS

    Code Section 7702A applies an additional test, the "seven-pay" test, to life insurance contracts. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules described in Section 7702A(c). A modified endowment contract ("MEC") is a life insurance policy that either: (i) satisfies the Section 7702 definition of life insurance, but fails the seven-pay test of
Section 7702A or (ii) is exchanged for a MEC. A policy fails the seven-pay test if the accumulated amount paid into the Policy at any time during the first seven Policy Years exceeds the sum of the net level premiums that would have been paid up to that point if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. Computational rules for the seven-pay test are described in Section 7702A(c).

    If the Policy satisfies the seven-pay test at issuance, distributions, withdrawals and loans made thereafter will not be subject to the MEC rules, unless the Policy is changed materially. The seven-pay test will be applied anew at any time the Policy undergoes a material change, which includes an increase in the Face Amount. In addition, if there is a reduction in benefits under the Policy, all previous seven-pay test periods need to be retested as if the Policy had initially been issued at the reduced benefit level. Any reduction in benefits attributable to the nonpayment of premiums will not be taken into account for purposes of the seven-pay test if the benefits are reinstated within 90 days after the reduction.

    A policy that is classified as a MEC is eligible for certain aspects of the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, if the Policy is classified as a MEC, then withdrawals from the Policy will be considered first as distribution of income and then as a recovery of premium payments. Thus, distributions will be includible in income to the extent the contract value exceeds the investment in the contract. The amount of any loan (including unpaid

20                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

interest thereon) under the policy will be treated as a distribution from the contract for tax purposes. In addition, if the Policy Owner assigns or pledges any portion of the value of a contract (or agrees to assign or pledge any portion), then such portion will be treated as a withdrawal from the contract for tax purposes. Taxable withdrawals are subject to an additional 10% tax, with certain exceptions. The Policy Owner's investment in the contract is increased by the amount includible in income with respect to such assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment).
    Generally, only distributions and loans made in the first year in which a Policy becomes a MEC, and in subsequent years, are taxable. However, distributions and loans made in the two years prior to a policy's failing the seven-pay test are deemed to be in anticipation of failure and are subject to tax.

    Before assigning, pledging, or requesting a distribution under a contract that is a MEC, a Policy Owner should consult a qualified tax adviser.

    All MEC policies that are issued within any calendar year to the same policy owner by one company or its affiliates are treated as one MEC policy for the purpose of determining the taxable portion of any distribution.

    Hartford has instituted procedures to monitor whether a Policy may become classified as a MEC after issue.

                      ESTATE AND GENERATION SKIPPING TAXES

    When the last surviving Insured dies, the Death Proceeds will generally be includible in the Policy Owner's estate for purposes of federal estate tax if the last surviving Insured owned the Policy. If the Policy Owner was not the last surviving Insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includible in the last surviving Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

    The federal estate tax is integrated with the federal gift tax under a unified rate schedule and unified credit which shelters up to $625,000 (1998) from the estate and gift tax. The Taxpayer Relief Act of 1997 gradually raises the credit over the next eight years to $1,000,000. In addition, an unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse.
    If the Policy Owner (whether or not he or she is an Insured) transfers ownership of the Policy to someone two or more generations younger, the transfer may be subject to the generation skipping transfer tax, the taxable amount being the value of the Policy. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping transfer exemption of $1 million. Because these rules are complex, the Policy Owner should consult with a qualified tax adviser for specific information if ownership is passing to younger generations.

                        LIFE INSURANCE PURCHASED FOR USE
                          IN SPLIT DOLLAR ARRANGEMENTS

    On January 26, 1996, the IRS released a technical advice memorandum ("TAM") on the taxability of life insurance policies used in certain split dollar arrangements. A TAM, issued by the National Office of the IRS, provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the Cash Surrender Value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

                         FEDERAL INCOME TAX WITHHOLDING

    If any amounts are deemed to be current taxable income to the Policy Owner, such amounts will be subject to federal income tax withholding and reporting, pursuant to the Code.

                      NON-INDIVIDUAL OWNERSHIP OF POLICIES

    In certain circumstances, the Code limits the application of specific tax advantages to individual owners of life insurance contracts. Prospective Policy Owners which are not individuals should consult a qualified tax adviser to determine the potential impact on the purchaser.

                                     OTHER

    Federal estate tax, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A qualified tax adviser should be consulted to determine the impact of these taxes.

                    LIFE INSURANCE PURCHASES BY NONRESIDENT
                        ALIENS AND FOREIGN CORPORATIONS

    The discussion above provides general information regarding U.S. federal income tax consequences to life
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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   21
--------------------------------------------------------------------------------

insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a life insurance policy purchase.

                               LEGAL PROCEEDINGS

    There are no pending material legal proceedings to which the Separate Account is a party.

                                 OTHER MATTERS

    YEAR 2000 -- The Year 2000 issue relates to the ability or inability of computer systems to properly process information and data containing or related to dates beginning with the year 2000 and beyond. The Year 2000 issue exists because, historically, many computer systems that are in use today were developed years ago when a year was identified using a two-digit field rather than a four-digit field. As information and data containing or related to the century date are introduced to computer hardware, software and other systems, date sensitive systems may recognize the year 2000 as 1900, or not at all, which may result in computer systems processing information incorrectly. This, in turn, may significantly and adversely affect the integrity and reliability of information databases and may result in a wide variety of adverse consequences to a company. In addition, Year 2000 problems that occur with third parties with which a company does business, such as suppliers, computer vendors and others, may also adversely affect any given company.

    As an insurance and financial services company, Hartford has thousands of individuals and business customers that have purchased or invested in insurance policies, annuities, mutual funds and other financial products. Nearly all of these policies and products contain date sensitive data, such as policy expiration dates, birth dates, premium payment dates and the like. In addition, Hartford has business relationships with numerous third parties that affect virtually all aspects of its business, including, without limitation, suppliers, computer hardware and software vendors, insurance agents and brokers, securities broker-dealers and other distributors of financial products.

    Beginning in 1990, Hartford began working on the making its computer systems Year 2000 ready, either by installing new programs or by replacing systems. In January 1998, Hartford commenced a company-wide program to further identify, assess and remediate the impact of Year 2000 problems in all of Hartford's business segments. Hartford currently anticipates that this internal program will be substantially completed by the end of 1998, and testing of computer systems will continue through 1999.

    In addition, as part of its Year 2000 program, Hartford is identifying third parties with which it has significant business relations in order to attempt to assess any potential impact on Hartford as a result of such third-party Year 2000 issues and remediation plans. Hartford currently anticipates that it will substantially complete this evaluation by the end of 1998, and will conduct systems testing with certain third parties through 1999. Hartford does not have control over these third parties and, as a result, Hartford cannot currently determine to what extent future operating results may be adversely affected by the failure of these third parties to successfully address their Year 2000 issues. Hartford will continue to assess Year 2000 risk exposures related to its own operations and its third party relationships and is in the process of developing contingency plans.

    The costs of addressing the Year 2000 issue that have been incurred through the six months ended June 30, 1998 have not been material to Hartford's financial condition or results of operations. Hartford will continue to incur costs related to its Year 2000 efforts and does not anticipate that the costs to be incurred will be material to its financial condition or results of operations.

                              FINANCIAL STATEMENTS

    [To be filed by amendment]
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22                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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                           GLOSSARY OF SPECIAL TERMS

ACCOUNT VALUE: the total of all amounts in the Fixed Account, Loan Account and Sub-Accounts.

CASH SURRENDER VALUE: the Cash Value less all Indebtedness.

CASH VALUE: the Account Value less any applicable Surrender Charges.

DEATH BENEFIT GUARANTEE AMOUNT: a benefit amount selected by you at the time you apply for the policy. This is the death benefit that will apply to your policy while the Death Benefit Guarantee is in effect.

FACE AMOUNT: an amount we use to determine the Death Benefit. On the policy date, the Face Amount equals the initial Face Amount shown in your policy. Thereafter, it may change under the terms of the policy.

FIXED ACCOUNT: part of our general account to which all or a portion of the Account Value may be allocated.

FUNDS: the registered open-end management companies in which assets of the Separate Account may be invested.

INDEBTEDNESS: all loans taken on the policy, plus any interest due or accrued minus any loan repayments.

LOAN ACCOUNT: an account established for any amounts transferred from the Fixed Account and Sub-Accounts as a result of loans. The amounts in the Loan Account are credited with interest and are not subject to the investment experience of any Sub-Accounts.

MONTHLY ACTIVITY DATE: the policy date and the same date in each succeeding month as the policy date. However, whenever the Monthly Activity Date falls on a date other than a Valuation Day, the Monthly Activity Date will be deemed to be the next Valuation Day.

NET PREMIUM: the amount of premium credited to Account Value. It is premium paid minus the sales load and premium tax charge.

SEPARATE ACCOUNT: an account which has been established by us to separate the assets funding the variable benefits for the class of contracts to which the policy belongs from our other assets.

SUB-ACCOUNT: the subdivisions of the Separate Account.

SURRENDER CHARGE: a charge that may be assessed if you surrender your policy or the Face Amount is decreased.

VALUATION DAY: the date on which a Sub-Account is valued. This occurs every day the New York Stock Exchange is open for trading.

WE, US, OUR: Hartford Life and Annuity Insurance Company.

YOU, YOUR: the owner of the policy.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   23
--------------------------------------------------------------------------------

                      WHERE YOU CAN FIND MORE INFORMATION

You can call us at 1-800-231-5453 to ask us questions, or to get a Statement of Additional Information, free of charge. The Statement of Additional Information contains more information about this life insurance policy and, like this prospectus, is filed with the Securities and Exchange Commission. You should read the Statement of Additional Information because you are bound by the terms contained in it.

    We file other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room in Washington, DC 20549-6009. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

                                       PART B

                                    STATEMENT OF
                               ADDITIONAL INFORMATION


                               SEPARATE ACCOUNT VL II
                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY



This Statement of Additional Information is not a prospectus. We will send you a prospectus if you write us at P.O. Box 2999, Hartford, CT 06104-2999, or if you call us at 1-800-231-5453.






Date of Prospectus:
Date of Statement of Additional Information:

                                  TABLE OF CONTENTS

                                                                      Page
 General Information and History
 Services
 Distribution of the Contracts
 Additional Information About Charges
 Financial Statements
 Performance Data


                           GENERAL INFORMATION AND HISTORY

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY ("HARTFORD") is a stock life insurance company engaged in the business of writing life insurance and annuities in all states except New York. Hartford is located in Simsbury, Connecticut, but its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford was incorporated on January 9, 1956 under the laws of Wisconsin, and subsequently redomiciled to Connecticut. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company.

Hartford Life and Annuity Insurance Company is controlled by Hartford Life Insurance Company, which is controlled by Hartford Life & Accident Insurance Company, which is controlled by Hartford Life Inc., which is controlled by Hartford Accident & Indemnity Company, which is controlled by Hartford Fire Insurance Company, which is controlled by Nutmeg Insurance Company, which is controlled by The Hartford Financial Services Group, Inc. Each of these companies is engaged in the business of insurance and financial services.

SEPARATE ACCOUNT VL II was established as a separate account under Connecticut law on September 30, 1994. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

                                   SERVICES

SAFEKEEPING OF ASSETS Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

INDEPENDENT PUBLIC ACCOUNTANTS The audited financial statements included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to the report on the statutory financial statements of Hartford Life and Annuity Insurance Company (formerly ITT Hartford Life and Annuity Insurance Company) which states the statutory financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, and are not presented in accordance with generally accepted accounting principles. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

                             DISTRIBUTION OF CONTRACTS

Hartford Securities Distribution Company, Inc. ("HSD") serves as principal underwriter for the policies and is located at the same address as Hartford. HSD is controlled by Hartford. HSD offers the policies on a continous basis.

The policies will be sold by salespersons of HSD, who represent Hartford as insurance agents and who are registered representatives of broker-dealers who have entered into distribution agreements with HSD.

HSD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

                        ADDITIONAL INFORMATION ABOUT CHARGES

SALES LOAD  The maximum sales load under the policy is 6% of premium.

REDUCED CHARGES FOR ELIGIBLE GROUPS Certain of the charges and deductions described above may be reduced for policies issued in connection with a specific plan, in accordance with our rules in effect as of the date the application for a policy is approved. To qualify for such a reduction, a plan must satisfy certain criteria, E.G., as to size of the plan, expected number of participants and anticipated premium payment from the plan. Generally, the sales contacts and effort, administrative costs and mortality cost per policy vary, based on such factors as the size of the plan, the purposes for which policies are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification will be reflected in the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying plans. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in Separate Account VL II.

UNDERWRITING PROCEDURES To purchase a policy you must submit an application to us. Within limits, you may choose the initial Face Amount. Policies generally will be issued only on the lives of insureds between the ages of 20 and 85 who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason. No change in the terms or conditions of a policy will be made without your consent.

Cost of insurance rates will be determined on each policy anniversary based on our future expectations of such factors as mortality, expenses, interest, persistency and taxes. For preferred and standard risks, the cost of insurance rate will not exceed those based on the 1980 Commissioners' Standard Ordinary Mortality Table (ALB), Male or Female, Nonsmoker or Smoker Table, age last birthday (unisex rates may be required in some states). A table of guaranteed cost of insurance rates per $1,000 will be included in your policy, however, we reserve the right to use rates less than those shown in the table. Special risk classes are used when mortality experience in excess of the standard risk classes is expected. These substandard risks will be charged a higher cost of insurance rate that will not exceed rates based on a multiple of 1980 Commissioners' Standard Ordinary Mortality Table (ALB), Male or Female, Nonsmoker or Smoker Table, age last birthday (unisex rates may be required in some states) plus any flat extra amount assessed. The multiple will be based on the insured's substandard rating.

INCREASES IN FACE AMOUNT At any time after the first policy year, you may request in writing to change the Face Amount. The minimum amount by which the Face Amount can be increased is based on our rules then in effect.

We reserve the right to limit the number of increases or decreases made under a policy to no more than one in any 12 month period.

All requests to increase the Face Amount must be applied for on a new application and accompanied by your policy. All requests will be subject to evidence of insurability satisfactory to us. Any increase approved by us will be effective on the Monthly Activity Date shown on the new policy specifications page, provided that the Monthly Deduction Amount for the first month after the effective date of the increase is made. Each unscheduled increase in Face Amount is subject to an increase fee of 1/12 of $1 per $1,000 of each increase per month for the first twelve months from the effective date of each increase. This amount will not be less than 1/12 of $500 but not greater than 1/12 of $3,000.

                                FINANCIAL STATEMENTS

[To be filed by amendment]

                                 PERFORMANCE DATA

[To be filed by amendment]

                                       PART C

                                 OTHER INFORMATION

Item 27.  Exhibits

     (a) Resolution of the Board of Directors of Hartford Life and Annuity Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)

     (b)       Not Applicable.

     (c)       Principal Underwriting Agreement.(1)

     (d)       Form of Flexible Premium Variable Life Insurance Policy.

     (e) Form of Application for Flexible Premium Variable Life Insurance Policies.

     (f)       Certificate of Incorporation of Hartford(2) and Bylaws of
               Hartford(1).

     (g)       Reinsurance Contracts to be filed by Amendment.

     (h)       Form of Participation Agreements to be filed by Amendment.

     (i)       Not Applicable.

     (j)       Not Applicable.

     (k) Opinion and consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

     (l)       Not Applicable.

     (m)       Not Applicable.

     (n) Consent of Arthur Andersen LLP, Independent Public Accountants to be filed by Amendment.

     (o)       No financial statement will be omitted.

     (p)       Not Applicable.

---------------------------------------
(1) Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 33-89990, of Hartford Life Insurance Company filed with the Securities and Exchange Commission on May 1, 1996.
(2) Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, File No. 33-89990, of Hartford Life Insurance Company filed with the Securities and Exchange Comission on April 16, 1997.

     (q)       Memorandum describing transfer and redemption procedures.(1)

Item 28.  Officers and Directors.

------------------------------------------------------------------------------------------------------------------
  NAME, AGE                                    POSITION WITH HARTFORD
------------------------------------------------------------------------------------------------------------------
  Wendell J. Bossen                            Vice President
------------------------------------------------------------------------------------------------------------------
  Gregory A. Boyko                             Senior Vice President, Chief Financial Officer, and Treasurer,
                                               Director*
------------------------------------------------------------------------------------------------------------------
  Peter W. Cummins                             Senior Vice President
------------------------------------------------------------------------------------------------------------------
  Ann M. deRaismes                             Senior Vice President
------------------------------------------------------------------------------------------------------------------
  James R. Dooley                              Vice President
------------------------------------------------------------------------------------------------------------------
  Timothy M. Fitch                             Vice President
------------------------------------------------------------------------------------------------------------------
  David T. Foy                                 Vice President
------------------------------------------------------------------------------------------------------------------
  J. Richard Garrett                           Vice President and Assistant Treasurer
------------------------------------------------------------------------------------------------------------------
  Donald J. Gillette                           Vice President
------------------------------------------------------------------------------------------------------------------
  John P. Ginnetti                             Executive Vice President
------------------------------------------------------------------------------------------------------------------
  William A. Godfrey, III                      Senior Vice President
------------------------------------------------------------------------------------------------------------------
  Lynda Godkin                                 Senior Vice President, General Counsel, and Corporate Secretary,
                                               Director*
------------------------------------------------------------------------------------------------------------------
  Lois W. Grady                                Senior Vice President
------------------------------------------------------------------------------------------------------------------
  Christopher Graham                           Vice President
------------------------------------------------------------------------------------------------------------------
  Mark E. Hunt                                 Vice President
------------------------------------------------------------------------------------------------------------------
  Stephen T. Joyce                             Vice President
------------------------------------------------------------------------------------------------------------------
  Michael D. Keeler                            Vice President
------------------------------------------------------------------------------------------------------------------
  Robert A. Kerzner                            Senior Vice President
------------------------------------------------------------------------------------------------------------------
  David N. Levenson                            Vice President
------------------------------------------------------------------------------------------------------------------
  William B. Malchodi, Jr.                     Vice President and Director of Taxes
------------------------------------------------------------------------------------------------------------------
  Thomas M. Marra                              Executive Vice President and Director, Individual Life and
                                               Annuity Division, Director*
------------------------------------------------------------------------------------------------------------------
  Steven L. Matthiesen                         Vice President
------------------------------------------------------------------------------------------------------------------
  Michael C. O'Halloran                        Vice President
------------------------------------------------------------------------------------------------------------------
  Daniel E. O'Sullivan                         Vice President
------------------------------------------------------------------------------------------------------------------
  Craig D. Raymond                             Senior Vice President and Chief Actuary
------------------------------------------------------------------------------------------------------------------
  David T. Schrandt                            Vice President
------------------------------------------------------------------------------------------------------------------
  Lowndes A. Smith                             President and Chief Executive Officer, Director*
------------------------------------------------------------------------------------------------------------------
  Raymond P. Welnicki                          Senior Vice President
------------------------------------------------------------------------------------------------------------------
  Walter C. Welsh                              Senior Vice President
------------------------------------------------------------------------------------------------------------------
  Lizabeth H. Zlatkus                          Senior Vice President
------------------------------------------------------------------------------------------------------------------
  David M. Znamierowski                        Senior Vice President, Director*
------------------------------------------------------------------------------------------------------------------

Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

*Denotes date of election to Board of Directors.

Item 29. Persons Controlled By or Under Common Control with the Depositor or Registrant

               Filed herewith as Exhibit 29.

Item 30:  Indemnification

               Under Section 33-772 of the Connecticut General Statutes, unless limited by its certificate of incorporation, the Registrant must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

               The Registrant may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful. Conn. Gen. Stat. Section 33-771(a). Additionally, pursuant to Conn. Gen. Stat. Section 33-776, the Registrant may indemnify officers and employees or agents for liability incurred and for any expenses to which they becomes subject by reason of being or having been an employees or officers of the Registrant. Connecticut law does not prescribe standards for the indemnification of officers, employees and agents and expressly states that their indemnification may be broader than the right of indemnification granted to directors.

               The foregoing statements are specifically made subject to the detailed provisions of Section 33-770 et seq.

               Notwithstanding the fact that Connecticut law obligates the Registrant to indemnify a only a director that was successful on the merits in a suit, under Article VIII, Section 1 of the Registrant's bylaws, the Registrant must indemnify both directors and officers of the Registrant for (1) any claims and liabilities to which they become subject by reason of being or having been a directors or officers of the company and legal and (2) other expenses incurred in defending against such claims, in each case, to the extent such is consistent with statutory provisions.

               Additionally, the directors and officers of Hartford and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.       Principal Underwriters

               (a) HSD acts as principal underwriter for the following investment companies:

                    Hartford Life Insurance Company - Separate Account One
                    Hartford Life Insurance Company - Separate Account Two
                    Hartford Life Insurance Company - Separate Account Two (DC Variable Account I)
                    Hartford Life Insurance Company - Separate Account Two (DC Variable Account II)
                    Hartford Life Insurance Company - Separate Account Two (QP Variable Account)
                    Hartford Life Insurance Company - Separate Account Two (Variable Account "A")
                    Hartford Life Insurance Company - Separate Account Two (NQ Variable Account)
                    Hartford Life Insurance Company - Putnam Capital Manager Trust Separate
                     Account
                    Hartford Life Insurance Company - Separate Account Three
                    Hartford Life Insurance Company - Separate Account Five
                    Hartford Life and Annuity Insurance Company - Separate Account One
                    Hartford Life and Annuity Insurance Company - Putnam Capital Manager
                      Trust Separate Account Two

                    Hartford Life and Annuity Insurance Company - Separate Account Three
                    Hartford Life and Annuity Insurance Company - Separate Account Five
                    Hartford Life and Annuity Insurance Company - Separate Account Six
                    American Maturity Life Insurance Company - Separate Account AMLVA

                    (b)  Directors and Officers of HSD

                    Name and Principal                Positions and Offices
                     Business Address                   With Underwriter
                    ------------------                ----------------------
                    Lowndes A. Smith         President and Chief Executive Officer, Director
                    John P. Ginnetti         Executive Vice President, Director
                    Thomas M. Marra          Executive Vice President, Director
                    Peter W. Cummins         Senior Vice President
                    Lynda Godkin             Senior Vice President, General Counsel and
                                             Corporate Secretary
                    Donald E. Waggaman, Jr.  Treasurer
                    George R. Jay            Controller

Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

Item 32.       Location of Accounts and Records

               All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 33.       Management Services

All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 34.   Representation of Reasonableness of Fees

Hartford hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

                                     SIGNATURES
                                     ----------

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut, on the 16th day of November, 1998.

                              HARTFORD LIFE AND ANNUITY INSURANCE
                              COMPANY - SEPARATE ACCOUNT VL II (Registrant)

                              By:   /s/  Thomas M. Marra
                                    ------------------------------------------
                                    Thomas M. Marra, Executive Vice President
                                    & Director

                              HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                              (Depositor)

                              By:   /s/  Thomas M. Marra
                                    ------------------------------------------
                                    Thomas M. Marra, Executive Vice President
                                    & Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Gregory A. Boyko, Senior Vice President,
   Director *
Lynda Godkin, Senior Vice President
   General Counsel and Corporate Secretary,       *By:  /s/ Marianne O'Doherty
   Director *                                           ----------------------
Thomas M. Marra, Executive Vice                         Marianne O'Doherty
   President, Director *                                Attorney-in-Fact
Lowndes A. Smith, President,
   Chief Executive Officer,  Director *            Dated: November 16, 1998
David M. Znamierowski, Senior Vice President,
   Director *

                                   EXHIBIT INDEX



1.1              Form of Flexible Premium Variable Life Insurance Policy.

1.2              Form of Application for Flexible Premium Variable Life
                 Insurance Policies.

1.3 Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

1.4              Organizational Chart.